UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-41978

MIXED MARTIAL ARTS GROUP LIMITED

(Translation of registrant’s name into English)

Level 1, Suite 1, 29-33 The Corso

Manly, New South Wales 2095

+61 1800 151 865

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

MIXED MARTIAL ARTS GROUP LIMITED

EXPLANATORY NOTE

On April 7, 2025, Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company”) entered into a Revolving Loan Agreement (the “Revolving Loan Agreement”), with Bowery Consulting Group Inc. (the “Lender”), pursuant to which the Company issued to the Lender a revolving note dated April 7, 2025 in the principal amount of $2,000,000 (the “Revolving Note” and such amount, the “Maximum Outstanding Amount”). This transaction is referred to as the “Financing.” Proceeds from the Financing may be used for general corporate purposes, including but not limited to finance the expense of a Qualified Public Equity Offering (as defined below).

The Revolving Note bears interest at the rate of 14% per annum calculated on the basis of a 360-day year, consisting of twelve 30 calendar day periods, and accrues daily commencing on the Closing Date until paid in full.

On the first anniversary of the Closing Date, the entire Payment Amount (or, if an Event of Default shall have previously occurred, the Default Amount) shall become due and payable (the “Maturity Date”). All outstanding Revolving Loans: (i) shall be payable in full on the Maturity Date or may be paid or pre-paid, in whole or in part, to the Lender prior to the Maturity Date, and (ii) may thereafter be borrowed or reborrowed, subject to the terms of the Revolving Loan Agreement. All payments of principal of any Revolving Loan or Revolving Loans thereunder shall be accompanied by the payment in full of all accrued and unpaid interest thereon. No Revolving Loans may be requested or made hereunder on any date that is after the tenth (10th) business day preceding the Maturity Date.

The Revolving Loan Agreement contains customary events of default. If an event of default occurs, the Lender may accelerate the indebtedness under the Revolving Loan Agreement, and an amount equal to 120% of the outstanding principal amount and accrued and unpaid interest plus other amounts, costs, expenses and/or liquidated damages due under or in respect of the Loan Documents for the Financing, if any.

As a condition of closing of the Financing, the Revolving Loan Agreement provides that not less than two of the current members of the Company’s Board of Directors resign and that three nominees designated by the Lender be appointed to the Board of Directors by the remaining members of the Board of Directors. As a result, on April 7, 2025 (i) each of Hugh Williams and Jonathan Hart resigned as directors of the Company, and (ii) the Company’s remaining Board of Directors appointed Richard Paolone, Eric Corbett and Angel Liriano as directors of the Company.

The Revolving Loan Agreement also provides that from the date of the Revolving Loan Agreement until the earlier to occur of (i) the Maturity Date and (ii) the repayment in full of any Revolving Loans in the Payment Amount, the Company will use its reasonable best efforts to consummate an underwritten public offering of not less than $5,000,000 by the Company of its common stock and/or common stock equivalents (“Qualified Public Equity Offering”) as soon as practicable, and the Lender shall cooperate with the Company in connection therewith..

The Revolving Loan Agreement and the Revolving Note contain negative covenants on part of the Company and customary representations, warranties, conditions and indemnification obligations of the parties. Among other things, the Company shall not incur, repay, repurchase or offer to repay, repurchase or otherwise acquire any liabilities owed by the Company or its subsidiaries, other than loans under the Financing and other than regularly scheduled principal and interest payments or accruals as such terms are in effect as of April 7, 2025 or make any singular payment exceeding $25,000 without prior approval by the Company’s Board of Directors, other than the payment for the uses permitted under the Financing.

The principal occupation and summary of the backgrounds of Richard Paolone, Eric Corbett and Angel Liriano are as follows:

Richard Paolone is a Toronto-based securities lawyer where his work focuses on securities, corporate finance, and mergers and acquisitions. He has a wide range of corporate experience from representing companies in private and public offerings of debt and equity securities. In June 2020, Mr. Paolone founded Paolone Law Professional Corporation, where he has been the principal since such date. From February 2019 to October 2019, and again from September 2020 to January 2021, Mr. Paolone was a director of Evolution Global Frontier Ventures Corp. (formerly Ascension Exploration Inc.), a company that is listed on the Canadian Securities Exchange. Mr. Paolone also serves as Director and CEO of several private and reporting companies. Since February 2019, Mr. Paolone has also been the CEO and director of Rotonda Ventures Corp., a public company in Canada. Since February 2021, Mr. Paolone has also been the CEO, CFO, and director of Republic Goldfields Inc., a public company in Canada. Also, since February 2021, Mr. Paolone has been the CEO, CFO, and director of Emerald Isle Resources Inc., a public company in Canada. Since April 2022, Mr. Paolone has also served as a director of Critical Infrastructure Technologies Ltd., a mining technology company listed on the Canadian Securities Exchange. Since December 2022, Mr. Paolone has also served as a director of SBD Capital Inc., a company listed on the Canadian Securities Exchange. Since June 2023, Mr. Paolone has also served as a director of Xander Resources Inc., a mining company listed on the Canadian Securities Exchange. Since November 2023, he has also served as a director of Ashington Innovations Plc., a special purpose acquisition company listed on London Stock Exchange. Since September 2024, Mr. Paolone has served on the board of Safe Supply Streaming Co Ltd., an investment issuer listed on the Canadian Securities Exchange. Since September 2024, Mr. Paolone has also served on the board of iSpecimen Inc., a healthcare technology company listed on Nasdaq. Since May 2019, he has served as a director of Red Pine Petroleum Ltd., a company listed on the Toronto Stock Exchange, and also served as its CEO from October 2020 until September 2021. Mr. Paolone has been integral to multiple mergers and acquisitions and reverse takeover transactions in the industries of mining, cannabis, carbon credits, oil and gas, technology, and plant-based food. Mr. Paolone holds a B.A. in criminal justice from Mount Royal University and a J.D. from Bond University. He is a licensed barrister and solicitor lawyer in Ontario. Mr. Paolone is well-qualified to serve on the Board due to his corporate experiences in mergers and acquisition and private and public offerings of debt and equity securities.

Eric Corbett is the Managing Director of Oakridge Securities Inc. which operates as a capital markets and corporate finance advisory business, where he has been employed since December 2024. From August 2017 to September 2024, Mr. Corbett was part of the corporate client group at Canadian Imperial Bank of Commerce, one of Canada’s largest financial institutions, where he oversaw the execution of high profile transactions, including providing debt capital to private and public businesses to support M&A transactions, shareholder buyouts, working capital support and sponsor backed equity investments. Mr. Corbett holds a Bachelor of Commerce degree from McMaster University and is also a CFA charterholder. He has also cleared FINRA’s Securities Industry Essentials Exam. Mr. Corbett is well qualified to serve on the board due to his specialization in capital allocation and corporate finance.

Angel Liriano is a skilled professional with a background in real estate investment and civil engineering, having graduated from Ball State University. Specializing in the design, development, and investment of high-end luxury homes, Angel has worked with selective clients to create custom, sophisticated commercial & residential projects. In addition to this, Angel is the owner of Biscayne Advisory, a company focused on real estate investment and advisory services, helping investors navigate and develop successful projects geared towards commercial and high end residential projects. With a blend of expertise in both management and real estate investment, Angel has built a reputation for excellence, innovation, and a commitment to delivering top-tier results across various ventures. Mr. Liriano is well qualified to serve on the board due to his specialization in consulting, strategy and marketing.

Each of Richard Paolone, Eric Corbett and Angel Liriano will receive the standard compensation available to the Company’s current non-employee directors.

There are no family relationships between Richard Paolone, Eric Corbett and Angel Liriano and any of the Company’s directors or executive officers. Richard Paolone, Eric Corbett and Angel Liriano do not have any direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. Other than as described above, there were no arrangements or understandings by which Richard Paolone, Eric Corbett and Angel Liriano were appointed as a member of the Board of Directors.

Following the appointment of the new directors, Mr Vaughn Taylor will remain as Chairman of the Board of Directors, and Mr Nicholas Langton will remain as Chief Executive Officer. Mr Richard Paolone and Mr Eric Corbett will join as members of the Audit Committee.

The foregoing descriptions of the Revolving Note Agreement and the Revolving Note are qualified in their entirety by reference to the full text of such agreements, copies of which are furnished as Exhibits 99.2, and 99.3 hereto, respectively, and each of which is incorporated herein in its entirety by reference.

On April 11, 2025, the Company issued a press release titled “Mixed Martial Arts Group Limited Secures $2 Million Non-Dilutive Financing”. A copy of the press release is furnished as Exhibit 99.1 hereto.

Financial Statements and Exhibits.

The following exhibit is being furnished herewith:

Exhibit No.	Description
99.1	Press release dated April 11, 2025
99.2	Revolving Loan Agreement dated April 7, 2025 between Mixed Martial Arts Group Limited and Bowery Consulting Group Inc.
99.3	Revolving Note dated April 7, 2025 between Mixed Martial Arts Group Limited and Bowery Consulting Group Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIXED MARTIAL ARTS GROUP LIMITED

Date: April 11, 2025	By:	/s/ Nick Langton
	Name:	Nick Langton
	Title:	Founder and Chief Executive Officer

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